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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_|        No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_|        No |X|

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes |_|        No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA-CHILE
FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                           Manuel Irarrazaval
Investor Relations Director                             mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                         Giovano Suazo
jfmv@endesa.cl                                          gsuazo@endesa.cl

  Empresa Nacional de Electricidad S.A. announces a proposed offering of senior unsecured notes to be offered with registration rights

Santiago, Chile July 10, 2003 - Empresa Nacional de Electricidad S.A. (NYSE:
EOC) ("Endesa-Chile" or the "Company"), the largest non-government-owned electricity generation company in Latin America and the largest generation company in Chile, today announced that it plans to sell at least US$ 200 million of its senior unsecured notes to be offered in the international capital markets, with registration rights.

Endesa-Chile intends to use the net proceeds of the offering, together with cash and other sources, to redeem its outstanding Euro 400 million three-year floating rate notes maturing in July 2003, and issued by its wholly-owned finance subsidiary, Endesa Chile Internacional. The floating rate notes were swapped into United States dollars, and the Company's obligation for the floating rate notes is for approximately US$ 381 million.

The notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act. The Company intends to file a registration statement with the United States Securities and Exchange Commission and to use its reasonable best efforts to consummate an exchange offer within 180 days subsequent to issuing the notes.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the notes. The notes to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applied exemption from the registration of the Securities Act.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                    Hector Lopez Vilaseco
                                                       General Manager

Dated: July 10, 2003